SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13E-3
                                Amendment No. 5

     Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the
                       Securities Exchange Act of 1934)


                           Varsity Spirit Corporation
                   ------------------------------------------
                                (Name of Issuer)


                          Varsity Spirit Corporation
                              Riddell Sports Inc.
                            Cheer Acquisition Corp.
                                Jeffrey G. Webb
                                Gregory C. Webb
                   -----------------------------------------
                     (Name of Person(s) Filing Statement)


                    Common Stock, Par Value $.01 Per Share
                   -----------------------------------------
                       (Title of Class of Securities)


                                   922294 10 3
                   -----------------------------------------
                      (CUSIP Numbers of Class Securities)


            Jeffrey G. Webb                       Lisa Marroni, Esq.
   President and Chief Executive Officer           General Counsel
       Varsity Spirit Corporation                 Riddell Sports Inc.
          2525 Horizon Lake Drive                 900 Third Avenue
        Memphis, Tennessee 38113              New York, New York 10022
            (901) 387-4370                          (212) 826-4300
         -------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of
                         Person(s) Filing  Statement)


                                 with copies to:

          Glenn W. Reed, Esq.                   Sheldon S. Adler, Esq.
      Gardner, Carton & Douglas             Skadden, Arps, Slate, Meagher
       Suite 3400 -  Quaker Tower                     & Flom LLP
        321 North Clark Street                     919 Third Avenue
       Chicago, Illinois  60610                New York, New York 10022
          (312) 644-3000                             (212) 735-3000


     This statement is filed in connection with (check the appropriate box):

     (a)  ( )       The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C or
                    Rule 13e-3(c) under the Securities Exchange Act of
                    1934.
     (b)  ( )       The filing of a registration statement under the
                    Securities Act of 1933.
     (c)  (X)       A tender offer.
     (d)  ( )       None of the above.

        Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )



                    Varsity Spirit Corporation (the "Company"),
          Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

          ITEM 16.  ADDITIONAL INFORMATION.

                    The information set forth in Item 16 of the Statement is hereby amended and supplemented by the following information:

                    On June 25, 1997, Parent and the Company mailed a letter (which included a duplicate copy of the Offer to Purchase) to the remaining shareholders of the Company in order to comply with certain notice requirements of the Tennessee Business Corporation Act. A copy of the letter is filed herewith as exhibit (d)(15) and is incorporated herein by reference.

                    As previously announced, all Shares not
          tendered and purchased in the Offer will be acquired in the Merger at the same $18.90 per Share price. The Merger is currently expected to occur on or about July 25, 1997.

          ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

             (d)(15)     Form of  letter sent to remaining
                         shareholders of the Company.



                                  SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 25, 1997         VARSITY SPIRIT CORPORATION

                                        By:   /s/ Jeffrey G. Webb
                                           ----------------------------
                                        Name:   Jeffrey G. Webb
                                        Title:  Chairman and
                                                Chief Executive Officer




                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 25, 1997         RIDDELL SPORTS INC.

                                        By:  /s/ David Groelinger
                                           ----------------------------
                                        Name:   David Groelinger
                                        Title:  Chief Financial Officer




                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 25, 1997         CHEER ACQUISITION CORP.

                                        By:  /s/ David Groelinger
                                           ----------------------------
                                        Name:   David Groelinger
                                        Title:  Vice President




                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 25, 1997         JEFFREY G. WEBB

                                        By:  /s/ Jeffrey G. Webb
                                           ----------------------------




                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 25, 1997         GREGORY C. WEBB

                                        By:  /s/ Gregory C. Webb
                                           ----------------------------




                                EXHIBIT INDEX

          Exhibit
          No.:           Description:
          -------        -----------
          (d)(15)        Form of letter sent to remaining
                         shareholders of the Company.